UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008.

Commission File Number 0-26046

______________

China Natural Resources, Inc.

(Translation of registrant's name into English)

______________

Room 2205, West Tower, Shun Tak Centre,

200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X].

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Unaudited Results of Operations

Furnished herewith on behalf of China Natural Resources, Inc. are the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements Of Operations And Comprehensive Income (Unaudited) For The Three and Six Months Ended June 30, 2008 and 2007.

-

Condensed Consolidated Balance Sheets as of June 30, 2008 (Unaudited) and December 31, 2007

-

Condensed Consolidated Statements Of Cash Flows (Unaudited) For The Six Months Ended June 30, 2008 and 2007

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Neither the foregoing financial information nor the press release furnished herewith shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated December 29, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

By:	/s/ LI FEILIE
Li Feilie Chairman and Chief Executive Officer

Date:   December 29, 2008

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30.			Six Months Ended June 30.
	2008	2007	2008	2008	2007	2008
	RMB	RMB	US$	RMB	RMB	US$
NET SALES (Note 5)
Related party	163,625	––	23,872	166,687	––	24,319
Others	79,850	33,070	11,650	115,457	58,962	16,844
	243,475	33,070	35,522	282,144	58,962	41,163
COST OF SALES	(197,445)	(10,205)	(28,806)	(229,095)	(17,991)	(33,423)
GROSS PROFIT	46,030	22,865	6,716	53,049	40,971	7,740
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES,	(11,696)	(2,673)	(1,706)	(25,435)	(5,738)	(3,711)
including share-based compensation expense of RMB13,008 (US$1,898) for the six months ended 30 June 2008(2007: nil) and RMB6,504 (US$949) for the three months ended 30 June 2008 (2007: nil)
INCOME FROM OPERATIONS	34,334	20,192	5,010	27,614	35,233	4,029
INTEREST EXPENSE	(833)	––	(122)	(1,068)	––	(156)
INTEREST INCOME	372	424	54	1,120	843	163
OTHER INCOME (EXPENSE), NET	(698)	(34)	(102)	2,705	(41)	395
LOSS ATTRIBUTABLE TO INVESTMENT IN UNCONSOLIDATED INVESTEE	(2,306)	––	(336)	(4,437)	––	(647)
INCOME BEFORE INCOME TAXES	30,869	20,582	4,504	25,934	36,035	3,784
INCOME TAXES	(8,114)	(3,267)	(1,184)	(8,748)	(5,798)	(1,277)
NET INCOME	22,755	17,315	3,320	17,186	30,237	2,507
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(3,504)	(360)	(511)	(15,753)	(564)	(2,298)
COMPREHENSIVE INCOME	19,251	16,955	2,809	1,433	29,673	209
INCOME PER SHARE:
Basic	1.18	1.50	0.17	0.91	2.62	0.13
Diluted	0.99	1.29	0.14	0.77	2.23	0.11
WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING
Basic	19,323,416	11,548,416	19,323,416	18,982,757	11,548,416	18,982,757
Diluted	22,926,151	13,377,836	22,926,151	22,235,670	13,547,420	22,235,670

See notes to condensed consolidated financial statements

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Amounts in thousands, except share and per share data)

		June 30,	December 31,	June 30,
		2008	2007	2008
		RMB	RMB	US$
	Notes	(Unaudited)		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		323,362	483,689	47,177
Trade receivables		2,008	1,525	293
Bills receivable		24,720	13,000	3,606
Other receivables		73,515	967	10,725
Inventories	3	222,247	4,633	32,424
Prepaid assets		42,307	––	6,173
Due from related companies	5	33,118	––	4,832
TOTAL CURRENT ASSETS		721,277	503,814	105,230
INVESTMENT IN UNCONSOLIDATED INVESTEES	6	26,958	30,495	3,933
PROPERTY AND EQUIPMENT, NET	4	247,732	37,772	36,143
OTHER ASSETS		8,823	10,000	1,287
TOTAL ASSETS		1,004,790	582,081	146,593
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		89,845	991	13,108
Advance from customers		5,206	2,169	760
Accrued liabilities		4,194	3,367	612
Taxes payable		4,269	5,593	623
Other payables		38,144	32,497	5,565
Dividends payable		170	170	25
Capital lease obligation – current portion	7	9,607	––	1,402
Due to related companies	5	243,552	2,221	35,532
TOTAL CURRENT LIABILITIES		394,987	47,008	57,626
NON CURRENT LIABILITIES
Capital lease obligation – non current portion	7	15,868	––	2,315
TOTAL LIABILITIES		410,855	47,008	59,941
SHAREHOLDERS' EQUITY
Preferred shares, no par:
Authorized - 10,000,000 shares;		––	––	––
Common shares, no par:
Authorized - 200,000,000 shares;
Issued and outstanding - 17,323,416 and 19,323,416 shares at December 31, 2007 and June 30, 2008, respectively		312,081	312,081	45,531
Reserves		7,331	7,331	1,069
Additional paid-in capital	8	198,272	127,707	28,927
Excess of purchase price to controlling shareholder	2	(13,136)	––	(1,916)
Retained earnings		118,101	100,916	17,230
Other comprehensive loss		(28,714)	(12,961)	(4,189)
TOTAL SHAREHOLDERS' EQUITY		593,935	535,073	86,652
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,004,790	582,081	146,593

See notes to condensed consolidated financial statements

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in thousands)

	Six months ended June 30,
	2008	2007	2008
	RMB	RMB	US$
Net cash (used in)/ provided by operating activities	(69,545)	22,443	(10,146)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(6,612)	(986)	(965)
Investment in an unconsolidated investee	(900)	––	(131)
Net cash received on acquisition of subsidiary	14,694	––	2,144
Advance to an unconsolidated investee	(29,796)	––	(4,347)
Advances from related companies	30,827	––	4,497
Repayment from related companies	42,524	––	6,204
Repayment to related companies	(173,817)	(1,131)	(25,359)
Repayment to a director	––	(8,508)	––

Net cash used in investing activities	(123,080)	(10,625)	(17,957)

FINANCING ACTIVITIES
Proceeds from exercise of warrant	57,558	––	8,397
Repayment for capital lease	(4,524)	––	(660)

Net cash provided by financing activities	53,034	––	7,737

NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS	(139,591)	11,818	(20,366)

Effect of exchange rate changes on cash and cash equivalents	(20,736)	(679)	(3,024)

Cash and cash equivalents, at beginning of period	483,689	136,991	70,567

Cash and cash equivalents, at end of period	323,362	148,130	47,177

See notes to condensed consolidated financial statements.

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

1.

BASIS OF PRESENTATION

Management has elected to prepare the accompanying unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to rules and regulations of the Securities and Exchange Commission (“SEC”).  Accordingly, they do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements.  It is therefore suggested that these unaudited condensed consolidated financial statements be read in conjunction with the summary of significant accounting policies and notes to financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC in June 2008.  In the opinion of management, except as disclosed below, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2008, are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

Our consolidated financial statements include the accounts of China Natural Resources, Inc. and those of its direct and indirect wholly-owned and majority-owned subsidiaries (collectively referred to as the “Company”).  The Company’s subsidiaries as of January 1, 2008, are as described in the Company’s Form 20-F for the year ended December 31, 2007.

On March 4, 2008, the Company acquired Mark Faith Technology Development Limited, a Hong Kong company and its wholly-owned subsidiary, Bayannaoer City Feishang Copper Company Limited, a PRC company (Note 2).  The results of operations of Mark Faith have been included in the Company’s interim consolidated financial statements since its acquisition date.

During the six months ended June 30, 2008, the Company also formed a new wholly-owned subsidiary, China Coal Mining Investment Limited (“China Coal”).  The Company, through Yunnan Feishang Mining Co. Ltd. and China Coal, also established an indirectly wholly-owned subsidiary Yangpu Lianzhong Mining Co., Ltd. (“Yangpu Lianzhong”).

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = RMB6.8543 as quoted by the People’s Bank of China as of June 30, 2008.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

2.

ACQUISITION

On March 4, 2008 (the “Acquisition Date”), the Company acquired all of the issued and outstanding capital stock of Mark Faith Technology Development Limited (“Mark Faith”) and its wholly-owned subsidiary, Bayannaoer City Feishang Copper Company Limited (“Feishang Copper”), collectively referred to as “Mark Faith”.  The Company acquired Mark Faith from Feishang Group Limited (the “Shareholder”). The Shareholder, a British Virgin Islands corporation, is also the principal shareholder of China Natural Resources, Inc., and Mr. Li Feilie, the sole officer, director and beneficial owner of the Shareholder, is the Chairman and Chief Executive Officer of China Natural Resources, Inc.

The Company paid cash of RMB24,252 (approximately US$3,538), which was based on the lesser of  the audited consolidated net asset value of Mark Faith as of December 31, 2007 or RMB24,252.  In addition, the Company paid the Shareholder RMB47,291 (approximately US$6,899) in satisfaction of outstanding indebtedness of Mark Faith to the Shareholder.  The acquisition was accounted for using the purchase method of accounting.

Mark Faith was incorporated in Hong Kong in August 2006.  Mark Faith operates through its wholly-owned subsidiary, Feishang Copper, a company established under the laws of the People's Republic of China ("PRC") in Inner Mongolia.

Feishang Copper's principal business activity is the smelting of copper concentrates to produce blister copper (a highly pure copper produced during an intermediate stage of copper smelting).  The production process also produces sulfuric acid, gold and silver.  The copper smelting plant of Feishang Copper is located at Bayannaoer City, Inner Mongolia, the PRC, approximately 1,050 kilometers north of Beijing.

Feishang Copper commenced construction and installation of its copper smelting and refining facilities (the “Smelter”) in late 2005.  The Smelter has been in trial production since May 2007 and is not yet operating at full capacity.  The Smelter is expected to commence commercial production in early 2009, subject to the procurement of necessary permits from the relevant government authorities.

The following represents the preliminary purchase price allocation at the date of the Mark Faith acquisition:

	RMB	US$
Cash and cash equivalents	38,947	5,682
Accounts receivable	8,876	1,295
Inventories and other current assets	259,593	37,873
Property and equipment	216,315	31,559
Other assets	2,480	362
Excess of purchase price over net asset value of Mark Faith	13,136	1,916
Current liabilities	(494,341)	(72,121)
Non current liabilities	(20,754)	(3,028)

Purchase price	24,252	3,538

The purchase price allocation is not considered final as of the date of this report because the audited net asset value of Mark Faith as of December 31, 2007 has not yet been finalized. The excess of the consideration paid over the carrying value of the net assets acquired has been classified as contra equity, similar to a distribution of equity.

The following unaudited pro forma financial information presents the Company’s consolidated results of operations as if the acquisition of Mark Faith had occurred as of the beginning of each of the periods presented below.  The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations that would have been reported by the Company had the acquisitions been completed as of the beginning of the periods presented, and should not be taken as representative of the Company’s future consolidated results of operations or financial condition.

	Three Months Ended June 30			Six Months Ended June 30
	2008	2007	2008	2008	2007	2008
	RMB	RMB	US$	RMB	RMB	US$
Revenue	243,475	33,070	35,522	373,456	58,962	54,485
Net income	22,755	16,144	3,320	4,138	28,728	604
Net income per share – basic	1.18	1.40	0.17	0.22	2.49	0.03
Net income per share – diluted	0.99	1.21	0.14	0.19	2.12	0.03

3.

INVENTORIES

	June 30, 2008	December 31, 2007	June 30, 2008
	RMB	RMB	US$
Raw materials	90,204	4,024	13,160
Work in progress	69,880	422	10,195
Finished goods	62,163	187	9,069

	222,247	4,633	32,424

4.

PROPERTY AND EQUIPMENT, NET

	June 30, 2008	December 31, 2007	June 30, 2008
	RMB	RMB	US$
At cost:
Buildings	66,801	27,919	9,746
Machinery and equipment	190,362	6,537	27,773
Motor vehicles	6,301	3,571	919
Mining rights	12,586	12,586	1,836

	276,050	50,613	40,274
Accumulated depreciation and amortization	(28,318)	(12,841)	(4,131)

	247,732	37,772	36,143

5.

RELATED PARTY BALANCES AND TRANSACTIONS

At June 30, 2008, amounts due from/ to related companies comprise:

	June 30, 2008	December 31, 2007	June 30, 2008
	RMB	RMB	US$
Due from related companies:
Wuhu Heng Chang Copper Refining Co., Ltd. (“Wuhu Hengchang”)	25,774	––	3,760
Jiangxi Haiji Leasing Co., Ltd.	3,600	––	526
Wuhu Hengxin Copper Group Co., Ltd.	3,744	––	546

	33,118	––	4,832

Due to related companies:
Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”)	79	1,197	12
Shenzhen Xupu Investment Co., Ltd.	38,688	––	5,644
Feishang Group Limited	90,768	1,024	13,242
Wuhu Hengxin Copper Group Co., Ltd.	3	––	––
Wuhu Hengchang	114,014	––	16,634

	243,552	2,221	35,532

Wuhu Hengchang, Jiangxi Haiji Leasing Co., Ltd., Wuhu Hengxin Copper Group Co., Ltd., WFNM, Shenzhen Xupu Investment Co., Ltd., and Feishang Group Limited, are controlled by Mr. Li Feilie who is also an officer, director and, indirectly, the principal beneficial shareholder of the Company.

The balances due to/ from the related companies are unsecured, interest-free and are repayable on demand.

Feishang Copper sells its products primarily to companies located in the PRC.  During the period from the acquisition date through June 30, 2008, approximately RMB163,625 (US$23,872) for the three months ended June 30, 2008 and RMB166,687 (US$24,319) for the six months ended June 30, 2008 of Feishang Copper’s sales were to Wuhu Henchang, a related company.

6.

INVESTMENT IN UNCONSOLIDATED INVESTEES

At June 30, 2008 and December 31, 2007, the Company owns 48% of Hainan Nonferrous Metal Mining Development Company Limited (“Hainan”) and at June 30, 2008, the Company owns 45% of Longchuan Jinshi Mining Development Company Limited (“Longchuan”)

Financial information of Hainan as of June 30, 2008 and December 31, 2007, and for the three and six months ended June 30, 2008, is as follows:

	June 30, 2008	December 31, 2007	June 30, 2008
	RMB	RMB	US$
Assets:
Current assets	30,065	32,315	4,386
Non-current assets	25,223	31,495	3,680

	55,288	63,810	8,066

Liabilities and shareholders’ equity
Current liabilities	204	279	30
Shareholders’ equity	55,084	63,531	8,036

	55,288	63,810	8,066

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2008	2008	2008
	RMB	US$	RMB	US$
Revenue	––	––	––	––
Expense	4,263	622	8,447	1,232
Net loss	(4,263)	(622)	(8,447)	(1,232)

Financial information of Longchuan as of June 30, 2008, and for the three and six months ended June 30, 2008, is as follows:

	June 30, 2008
	RMB	US$
Assets:
Current assets	4,166	608
Equipment	881	128
	5,047	736

Liabilities and shareholders’ equity
Current liabilities	3,896	568
Shareholders’ equity	1,151	168
	5,047	736

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2008	2008	2008
	RMB	US$	RMB	US$
Revenue	––	––	––	––
Expense	578	84	851	124
Net loss	(578)	(84)	(851)	(124)

7.

CAPITAL LEASE OBLIGATION

	June 30, 2008	December 31, 2007	June 30, 2008
	RMB	RMB	US$
Amount payable under capital lease:
Within one year	9,607	––	1,402
More than one year, but not exceeding five years	15,868	––	2,315
Present value of lease obligations	25,475	––	3,717
Less: amount due within one year	(9,607)		(1,402)

Amount due after one year	15,868	––	2,315

The Company, through its recently acquired subsidiary Mark Faith, has entered into a capital lease obligation for certain of its plant and machinery for a lease term of three years commencing in December 2007.  The present value of this capital lease in December 2007 was RMB30,000 (US$4,377)

8.

ADDITIONAL PAID IN CAPITAL

	RMB	US$
Balance at December 31, 2007	127,707	18,632
Exercise of warrant	57,557	8,397
Share based compensation	13,008	1,898

Balance at June 30, 2008	198,272	28,927

On February 1, 2008, the warrant holder exercised warrants to purchase 2,000,000 common shares and paid the Company the exercise price of US$8,000 (RMB57,557).

On January 7, 2008, 1,000,000 stock options were granted to the Company’s CEO at an exercise price of US$22.64 per share (the fair market value of the Company’s common stock as of the grant date).  The options were valued at approximately RMB78,048 (US$11,387), which are being amortized over the requisite service period of three years.

9.

INCOME TAXES

In March 2007, the 10th People’s Congress of China passed the China Unified Corporate Income Tax Law (the “Unified Tax Law”), effective on January 1, 2008, which establishes a single unified 25% income tax rate for most companies, with a preferential income tax rate of 15% to be applicable to sino-foreign joint ventures for three years commencing from its third profitable year [2005 for Wuhu Feishang Enterprise Development Company Limited (“Wuhu”)] through its fifth profitable year (2007 for Wuhu).  Beginning January 1, 2008, income tax for all PRC subsidiaries of the Company is now levied at a 25% tax rate.  For the six months ended June 30, 2008, the difference between the statutory tax rate of 25% and the effective tax rate of approximately 34% is due to operating losses of certain companies of the Group for which these losses have been fully allowed for.

10.

SUBSEQUENT EVENTS

On July 11, 2008, the Company entered into an agreement to acquire all of the issued and the outstanding capital stock of Pineboom Investment Ltd. and its wholly-owned subsidiaries (collectively, the “Dayun Coal Mine”) and to assume the outstanding indebtedness of Dayun Coal Mine to the former shareholder on the closing date.  The total purchase price is to be US$25,000, subject to adjustment.  The closing of this acquisition is expected to occur in 2009.

On August 13, 2008,  the Company entered into an agreement to acquire all of the issued and the  outstanding capital stock of Newhold Investment Ltd. and its wholly-owned subsidiaries (collectively, the “Yongfu Coal Mine”) and to assume the outstanding indebtedness of Yongfu Coal Mine to the former shareholder on the closing date.  The total purchase price is to be US$42,000, subject to adjustment.  The closing of this acquisition is expected to occur in 2009.

11.

CONCENTRATION OF RISK

Concentration of credit risk:

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash deposits and trade receivables.

(i)

Cash and cash deposits

The Company maintains its cash and cash deposits primarily with various PRC state-owned banks and Hong Kong based financial institutions.  The Company performs periodic evaluations of the relative credit standing of those financial institutions.

(ii)

Sales and trade receivables

The Company sells zinc, iron and copper products to companies in the PRC.  Management considers that the Company’s current customers are generally creditworthy, and credit is extended based on an evaluation of the customers’ financial conditions and, therefore, generally collateral is not required.  The Company maintains reserves for potential credit losses based on its loss history and aging analysis.  Such losses have been within management’s expectations.  At December 31, 2007, the largest five customers accounted for 100% of the Company’s trade receivables.  During the six months ended June 30, 2008, the largest five customers accounted for approximately 89% of Wuhu’s sales (approximately 12% of the Company’s total sales).  During the same period, the five largest customers of Feishang Copper accounted for approximately 93% of Mark Faith’s sales (approximately 81% of the Company’s total sales).

Wuhu’s entire production of zinc for the six months ended June 30, 2008 was sold to a single customer, Huludao Zinc Industry Co. Ltd. (“Huludao”).  Wuhu is a party to a one-year non-binding sales contract with Huludao, subject to renewal every year.  While the sales contract has been renewed on an annual basis in the past, in the event Wuhu and Huludao are unable to agree upon renewal terms or if Wuhu’s sales contract with Huludao is not renewed for any other reason, Wuhu will have to identify one or more alternative outlets for its mineral production.

Wuhu sub-contracts its ore extraction work to a third party.  To some extent, Wuhu’s operations are affected by the performance of the contractor, whose activities are not within the Company’s control.  If the contractor fails to achieve the guaranteed monthly extraction volume, or the contractor otherwise fails to perform its obligations under its agreement with the Company, the agreement may be terminated by the Company; however, termination of the relationship could adversely affect the Company’s operating results.

Feishang Copper has a one-year sales contract with Wuhu Hengchang (a related party) subject to annual renewal; however, the sales contract does not obligate Wuhu Henchang to purchase copper from Feishang Copper.  Given the large percentage of sales derived from Wuhu Hengchang, in the event Wuhu Hengchang ceases or reduces its purchases from Feishang Copper, or if Feishang Copper and Wuhu Hengchang are unable to agree upon renewal terms, or Feishang Copper’s sales contract with Wuhu Hengchang is not renewed for any other reason, Feishang Copper will have to identify other alternative outlets for its copper production which may have a material adverse effect on Feishang Copper’s results of operations.

Copper concentrates are required for Feishang Copper’s smelting and refining operation.  Copper concentrates are generally purchased domestically.  Feishang Copper has a long term supply agreement with Bayannaoer West Region Copper Co. Ltd. (“Bayannaoer West”), in connection with which Feishang Copper is required to make payment for materials prior to delivery.  For the period from the acquisition date through June 30, 2008, Bayannaoer West accounted for approximately 66% of Feishang Copper’s purchases of copper concentrates.

Feishang Copper’s financial results are significantly affected by the market price of the metal that it produces.  It has entered into copper future index contracts to manage price fluctuation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

The following discussion includes statements that constitute “forward-looking statements” within the meaning of Federal securities laws.  These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations.  Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are uncertainties relating to our business operations and operating results, uncertainties regarding the governmental, economic and political environment in the People’s Republic of China, risks and hazards associated with the Company’s mining and smelting activities, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading, "Risk Factors".  While management believes that its assumptions forming the bases for forward looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward looking statements will be achieved or accomplished.

SALES AND GROSS PROFIT

Sales for the six months ended June 30, 2008 reached a record RMB282.14 million (US$41.16 million), a surge of 378.53% compared to the same period of 2007.  The increase was mainly attributable to the consolidation of sales of blister copper, sulphuric acid following the acquisition of Mark Faith on March 4, 2008.  Revenue from Mark Faith contributed RMB243.88 million (US$35.58 million), or approximately 86.44% of the total sales of the Company.

Sales for the second quarter of 2008 totaled RMB243.48 million (US$35.52 million), a 636.22% increase over the same period last year.  The increase was mainly attributable to the contribution of the recently acquired Mark Faith subsidiary.

Sales of zinc concentrates, iron concentrates and micaceous dioxide iron grey by Wuhu during the six month period decreased by RMB20.69 million (US$3.02 million) or 35.09% to RMB38.27 million (US$5.58 million). The decrease was mainly caused by (i) a production suspension of all mines in Fanchang county (including our Wuhu mine site) for the first quarter of 2008 for safety evaluation triggered by a nearby mine accident that occurred on December 11, 2007 in Fanchang county; (ii) a drop in zinc concentrates production as a result of its mining operation entering the low ore grade zone; and (iii) a plunge in zinc concentrates from the peak in 2006 to only an average of approximately RMB9,659 during the period, despite a 121.93% rise in iron concentrates’ average price.

Sales of zinc concentrates, iron concentrates and micaceous dioxide iron grey by Wuhu for the second quarter of 2008 totaled RMB29.72 million (US$4.34 million), representing a decrease of RMB3.35 million (US$0.49 million) or 10.13% from the same period a year ago.  This was mainly caused by (i) the drop in the average selling price of zinc concentrates, although the price effect was partially offset by the increase in iron concentrates’ average selling price; and (ii) the drop in the volume of zinc concentrates as the mining operation was in the low ore grade region.

Gross profit margin for the six months ended June 30, 2008 fell to 18.80% from 69.49% in the same period of 2007.  This was a result of (i) the inherently lower gross profit margin characteristics of blister copper product from the recently acquired Mark Faith; and (ii) the drop in average selling price of zinc concentrates.  The gross profit margin for the second quarter of 2008 dropped from 69.14% last year to 18.91% this year primarily due to the same reasons cited above.

Gross profit margin of Wuhu dropped from 69.49% for the six months ended June 30, 2007 to 59.08% for the same period of 2008.  This was due to (i) an increase in processing cost arising from the decline of zinc grade; (ii) an increase in labor cost; and (iii) a decrease in the average selling price of zinc concentrates, although the decrease was partly offset by the increase in the average selling price of iron concentrates.  The drop in gross profit margin for the second quarter of 2008 was caused by the same factors.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by RMB19.70 million (US$2.87 million) or 343.27% to RMB25.44 million (US$3.71 million) for the six months ended June 30, 2008 from RMB5.74 million (US$0.84 million) for the same period of 2007.  The increase was mainly due to (i) the recognition of RMB13.01 million (US$1.90 million) employee share-based compensation expense (a non-cash item calculated at the time the share options were granted and based on a number of inputs such as the volatility of the market price of the company's stock for the past years); and (ii) the inclusion of selling, general and administrative expenses of RMB3.78 million (US$0.55 million) from the acquisition of Mark Faith since March 4, 2008.

Selling, general and administrative expenses increased by RMB9.02 million (US$1.32 million) or 337.56% to RMB11.70 million (US$1.71 million) for the second quarter of 2008 from RMB2.67 million (US$0.39 million) for the same quarter of 2007.  The increase was mainly resulted from (i) the recognition of RMB6.51 million (US$0.95 million) share-based compensation expense; and (ii) the inclusion of selling, general and administrative expenses following the acquisition of Mark Faith.

INTEREST EXPENSE

Interest expense for the three and six months ended June 30, 2008, primarily consisted of the capital lease obligation by Mark Faith.  The Company did not incur any interest expense for the three and six months ended June 30, 2007.

INTEREST INCOME

Interest income increased by RMB277,000 (US$40,000) or 32.86%, to RMB1,120,000 (US$163,000) for the six months ended June 30, 2008 from RMB843,000 (US$123,000) for the same period in 2007.  This increase was contributed by the higher cash balance in 2008 arising from the funds received in a private placement and the exercise price of employee stock options.

Interest income decreased by RMB52,000 (US$7,600) or 12.26%, to RMB372,000 (US$54,000) for the second quarter of 2008 from RMB424,000 (US$62,000) for the same quarter in 2007.  This was due to the lower saving rate earned on Hong Kong dollar deposits.

OTHER INCOME/ EXPENSE

Other income for the six months ended June 30, 2008 increased to RMB2,705,000 (US$394,000) from a net loss of RMB41,000 (US$6,000) for the same period in 2007.  This is primarily attributable to the gain on the copper future contracts, which was accounted for by the Company as a derivative financial instrument at fair value, for the purpose of hedging against a drop in the raw material copper price of Mark Faith.

The Company recorded a net loss of RMB698,000 (US$102,000) for the second quarter of 2008, compared to a net loss of RMB34,000 (US$5,000) for the same period a year earlier.  The increase was mainly due to the RMB RMB766,000 (US$112,000) loss on the copper future contracts for hedging purpose.

INCOME TAXES

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

In March 2007, the 10th People’s Congress of China passed the Unified Tax Law, effective on January 1, 2008, which establishes a single unified 25% income tax rate for most companies, with a preferential income tax rate of 15% to be applicable to sino-foreign joint ventures for three years commencing from its third profitable year (2005 for Wuhu) through fifth profitable year (2007 for Wuhu).  Beginning January 1, 2008, income tax for all PRC’s subsidiaries of the Company is levied at a 25% tax rate.  For the six months ended June 30, 2008, the difference between the statutory tax rate of 25% and the effective tax rate of approximately 34% is due to operating losses of certain companies of the Group for which these losses have been fully allowed for.

NET INCOME

Net income decreased by RMB13,051,000 (US$1,904,000) from RMB30,237,000 (US$4,411,000) for the six months ended June 30, 2007 to RMB17,186,000 (US$2,507,000) for the six months ended June 30, 2008.  The drop was primarily due to (i) a continued softening in the price of zinc after it reached its peak in 2006; (ii) a reduction in the production of zinc concentrates as a result of its mining operations entering the low ore grade zone; (iii) a production suspension of all mines in Fanchang county for the first quarter of 2008 for safety evaluation; and (iv) the recognition of approximately RMB 13.1 million (US$1.9 million) relating to non-cash employee share-based compensation expense.

Net income increased by RMB5,440,000 (US$794,000) from RMB17,315,000 (US$2,526,000) for the three months ended June 30, 2007 to RMB22,755,000 (US$3,320,000) for the three months ended June 30, 2008.  The increase was primarily attributable to the contribution of the recently acquired Mark Faith subsidiary, although the contribution was partially offset by the factor (i), (ii) and (iv) described above..

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements primarily through internally generated cash.

Net cash used in operating activities for the six months ended June 30, 2008 was approximately RMB69,545,000 (US$10,146,000), as compared to the net cash from operating activities of RMB22,443,000 (US$3,274,000) for the corresponding period in 2007.  The change from net cash inflows from last period to net cash outflow this period was mainly due to the increases of RMB51,506,000 (US$7,514,000) inventory and RMB60,030,000 (US$8,758,000) other receivable and prepayment in copper smelting business of Mark Faith.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	June 30, 2008	December 31, 2007
	RMB	RMB
(Unaudited)
Current ratio	1.83x	10.72x
Working capital	326,290,000	456,806,000
Ratio of interest-bearing debt to shareholders’ equity	0.04x	0.00x

Net cash used in investing activities for the six months ended June 30, 2008 was RMB123,080,000 (US$17,957,000).  This is comprised of (i) a net repayment of RMB100,466,000 (US$14,657,000) to related companies; (ii) net cash received on the acquisition of Mark Faith amounting to RMB14,694,000 (US$2,144,000); (iii) an investment and advance to an unconsolidated investee of RMB30,696,000 (US$4,479,000); and (iv) payment for acquisition of property, plant and equipment amounting to RMB6,612,000  (US$965,000)

Net cash provided by financing activities for the six months ended June 30, 2008 was RMB53,034,000 (US$7,737,000), as compared with nil amount of financing activities in the corresponding period of 2007.  This was primarily attributable to (i) the monies received on the exercise of warrants of RMB57,558,000 (US$8,397,000); and (ii)  a RMB4,524,000 (US$660,000) principal repayment by Mark Faith under the capital lease during the period.

Other than the capital lease obligation disclosed above, the Company has no other contractual obligations and commercial commitments as at June 30, 2008.

Except as disclosed above, there have been no other significant changes in financial condition and liquidity for the period ended June 30, 2008.  The Company plans to finance the two coal mine acquisitions announced on July 15, 2008 and August 13, 2008 by equity/ debt financing.  Other than the financing of the two acquisitions, the Company believes that internally generated funds will be sufficient to satisfy its anticipated working capital needs for at least the next twelve months.

In the event that our operating plan changes due to changes in our strategic plans, lower-than-expected revenues, unanticipated expenses, increased competition, unfavorable economic conditions or other unforeseen circumstances, including the continued turmoil and tightening of the credit markets, and further weakening of consumer confidence and spending, our liquidity may be negatively impacted.  If so, we could be required to adjust our expenditures for the remainder of 2008 and for 2009 to conserve working capital or raise additional capital, possibly including debt or equity financing, to fund operations and our growth strategy.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.